EXHIBIT B

                            Wynnefield Capital, Inc.
                    Wynnefield Partners Small Cap Value, L.P.
                             Channel Partnership II
                           One Penn Plaza, Suite 4720
                               New York, NY 10119

                                         December 13, 1996


Mr. Thomas A. Minner
President, Chief Executive Officer
  and Chairman of the Board
Universal Hospital Services, Inc.
1250 Northland Plaza
3800 West 80th Street
Bloomington, Minnesota 55431-4442

Dear Tom:

     As one of your largest stockholders, I applaud your recent initiative to explore alternatives for enhancing stockholder value. However, I continue to be concerned by what is obviously a mixed message. The recent adoption of a poison pill that is only redeemable by current directors or their appointees is likely to discourage some of the best potential buyers.

     Our firm has studied a number of independent service operators ("ISO's") similar to Universal Hospital Services, Inc (the "Company"). This research has made me quite aware of the difficult pricing environment in which many ISO's, including your company, are operating. As you well know, this has been caused by continued consolidation among your customers and continued cost containment pressure from these same entities. Making the picture bleaker for you are significant capital expenditure requirements as you attempt to become a national presence.

     Your decision to engage Piper Jaffray as adviser and manager of the process of examining ways to enhance stockholder value appears to be in response to an acquisition proposal from an unnamed company. The process has three possible outcomes - you remain independent or you are acquired by either a financial or a strategic buyer. Since this decision is so central to the stockholders' interest in the Company, I strongly believe it is the Board's duty to work directly with the stockholders regarding any such decision.

     I firmly believe that the best interests of both your customers and your stockholders will be served by selling to the strategic buyer willing to pay the highest price for Universal Hospital Services. The new company will be in an advantageous position to meet the increasingly difficult business challenges which lie ahead. Going it along or finding a financial buyer will serve only the interests of a management intent on entrenching itself. Wynnefield strongly urges you to recognize these simple facts as the process plays itself out and not precipitate a sharp conflict with your stockholders.

                                      Sincerely,


                                      /s/ Nelson Obus
                                      ----------------
                                      Nelson Obus
                                      General Partner
                                      Wynnefield Partners Small Cap Value, L.P.
                                      Channel Partnership II